Bizfluence Inc



ANNUAL REPORT

5900 Balcones Dr. Ste. 100

Austin, TX 78731

0

https://bizfluenceapp.com/

This Annual Report is dated September 9, 2022.

BUSINESS

Bizfluence is building a centralized business ecosystem for small business professionals. We are merging the social community and the functionality of business tools to create one unified application. We offer clearer personal and business profiles, moderation, coaching, and AI-tailored content feeds for more relevant and digestible news, views and discovery.

Bizfluence, Inc. was incorporated on August 26, 2020, under the laws of Delaware as a domestic corporation. Its headquarters is in Austin, TX. The CEO of Bizfluence (Jacob Davis) currently splits his time between Bizfluence and Net Fusion Marketing as CEO. Mr. Davis' primary full-time job is as CEO of Bizfluence, however, he works part-time on an as-needed basis for Net Fusion Marketing which is a company he operates to handle his personal consulting business. Mr. Davis' primary focus is on Bizfluence at this time. Mr. Davis is currently based between Israel and the US due to Covid-19 related travel restrictions. The Company's CMO and Director, Yoel (Joel) Wolhendler, is based in New Jersey currently.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $167,000.00

Number of Securities Sold: 334,000

Use of proceeds: Operations

Date: September 11, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $450,941.00

Number of Securities Sold: 501,357

Use of proceeds: Salary, marketing, and R&D

Date: August 21, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

There are two modes the business can operate in: build/scale mode and organic mode. To date we have worked in build/scale mode which has required raising capital. We can continue operating without revenue so long as we meet our investors expectations and can continue raising subsequent series of investment. If we had to, we could switch to organic mode which would allow the platform to operate as is without any additoinal marketing spend. In this mode we would be able to reduce our expenses to close to zero and manage the platform maintence ourselves. Meaning in a scenario where we don't raise funds, we can still operate indefinately without revenue.

Foreseeable major expenses based on projections:

Both marketing and development are major expenses that we forsee on an ongoing basis. Currently, development is the larger of the two expenses since we have been building the core infrastrucutre of our platform. As the base of the platform becomes sturdier, we will ramp up the marketing effort we have already started since we want to hit certain user targets in tandem with subsequent raises.

Currently our team is lean and is only comprised of a few developers, and we try to keep our overhead low. As the platform grows we will need to create teams and then divisions to handle a broader scope of activity. Those costs may include: marketing, professional fees, insurance, premises costs, staffing and employment, equipment and supplies, sales, finance, and technology costs.

Marketing will be an ongoing expense since as a startup grows rapidly the bulk of funds raised will go to continue growing the platform. That being said, marketing spend will be directly tied to the ROI and lifetime value of the acquired user.

The form these expenses would primarily take is in salaries for additional developers and support staff since the direct team will grow (as opposed to additional contractors), and direct payment to 3rd parties for pay per click advertising, influencer placements or general ad placement (since the bulk of marketing spend would be on social media platforms).

Some salaried positions we would be hiring would include front end, backend, mobile and dev ops developers. Support staff would include designers, marketing professionals, customer service representatives, and business development staff. Direct marketing costs would be largely towards Google, Facebook, Twitter, YouTube, and Linkedin ads.

Future operational challenges:

The hardest challenge of building a social media platform is that you need to have the infrastracture that can handle large spikes in user sign ups and engagement - by the time you update the infrastructure, you need to update it again to handle larger volume. Therefore we are always thinking ahead in terms of our platform to make sure we are ready for scale. In addition, large numbers of new users present administrative challenges in terms of supporting those users and moderating the content.

Our plan to handle long term platform scalability is by investing early in the infrastructure that can support it. For example, we are almost finished with a server-architecture that the largest platforms are using (such as Kubernetes and Docker). We are also shifting our backend to completly based on micro-services eventhough that infrastructure is really only necessary for millions of users.

Administratively, we are building tools into the platform itself, like reporting, ticket managements, and auto-handling policy violations that will allow a support team that will hire to efficiently handle a large volume of requests. Additionally, we have a pool of volunteer moderators that reduce the burden of handling all user inquiries.

Future challenges related to capital resources:

A large challenge with any company that is scaling is the capital resources required to grow a team, that in turn builds a sophisticated product that only a larger team can support. Essentially, once we have raised money a few times we will need to either be continously working on our next raise, or activate our monetization plan (hopefully not before it is too soon), since the product we have built will require a larger team to support it.

Future milestones and events:

There are two main milestones for 2022 that will likely be reflected in future years as well: Funding a round (seed or series A round), and beginning monetization.

We have already started working on securing VC investment post this Start Engine campaign, and are building our media presence in anticipation of future rounds.

The other large milestone we forsee is activating transactions on our platform. Once users are transacting with one another, or using our platform to subscribe and pay for membership access to various groups, we will begin to start covering our developing and marketing expenses with revenue instead of investor funds.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $1,258.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Owners (Jacob Davis)

Amount Owed: $37,412.00

Interest Rate: 0.0%

Maturity Date: August 31, 2022

The interest for the debt was included in the total as a fixed fee. Meaning the loan itself was for 34,900 with a fee of $2,512. The funds were used for continuing the current operations of our development team. There is no penalty if the loan is not paid back by the maturity date.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jacob Davis

Jacob Davis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, Secretary, Director

Dates of Service: August 26, 2020 - Present

Responsibilities: Strategy and operations management; maintaining the financial success of the business; and administer board evaluations and conduct corporate governance audit. Currently takes a salary of $90,000/year. This position is full-time at 40 hours plus per week. Mr. Davis also runs a consulting business, Net Fusion Marketing, which handles his personal consulting services. Mr. Davis is currently based between Israel and the US due to Covid-19 related travel restrictions.

Other business experience in the past three years:

Employer: Net Fusion Marketing Corp.

Title: CEO

Dates of Service: July 28, 2015 - Present
Responsibilities: Responsible for managing a company's overall operations. This includes delegating and directing agendas, driving profitability, managing company organizational structure, and strategy. This position is on an as needed basis, for a few hours a week.

Other business experience in the past three years:

Employer: Amazon PowWow

Title: Technology Advisor, Consultant

Dates of Service: May 01, 2021 - January 15, 2022
Responsibilities: Implementing technological solutions to solve business problems, creating a schedule for analysis, and testing of the technology, and working with in-house technical teams to ensure consistency of use, among other duties.

Other business experience in the past three years:

Employer: Boutique Seller Services

Title: Co-Founder, COO

Dates of Service: January 01, 2020 - December 31, 2021
Responsibilities: Supervising the company's daily business operations, leading key initiatives, and implementing company-wide strategies.

Other business experience in the past three years:

Employer: Next Level Solutions

Title: CTO

Dates of Service: August 01, 2018 - December 31, 2021
Responsibilities: Responsible for overseeing the development and dissemination of technology for external customers, vendors, and other clients to help improve and increase business.

Other business experience in the past three years:

Employer: Visyon

Title: Regional Sales Director

Dates of Service: August 01, 2018 - July 31, 2019
Responsibilities: Designing plans to meet sales targets, developing and cultivating relationships with clients and evaluating costs to determine their products' pricing when selling to customers.

Name: Yoel (Joel) Wolhendler

Yoel (Joel) Wolhendler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CMO, Director

Dates of Service: August 26, 2020 - Present

Responsibilities: Manages and oversees all marketing activities throughout the company. Currently takes a salary of $90,000/year. The position is full-time for at least 35 hours per week.

Other business experience in the past three years:

Employer: Amazon Flippers

Title: CEO

Dates of Service: January 01, 2022 - Present
Responsibilities: The CEO is responsible for providing strategic, financial and operational leadership for the company and will closely coordinate and work with the Board of Directors and senior leadership team. Currently approximately 8 hours per week.

Other business experience in the past three years:

Employer: PowWow Events

Title: CEO

Dates of Service: June 01, 2021 - Present
Responsibilities: Overall responsibility for creating, planning, implementing, and integrating the strategic direction of an organization. This includes responsibility for all components and departments of a business. Approximately 7 hours per week.

Other business experience in the past three years:

Employer: Boutique Seller

Title: CEO

Dates of Service: January 01, 2017 - December 31, 2021
Responsibilities: Delegating and directing agendas, driving profitability, managing company organizational structure, strategy, and communicating with the board.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jacob Davis

Amount and nature of Beneficial ownership: 8,000,000

Percent of class: 87.57

RELATED PARTY TRANSACTIONS

Name of Entity: Owners

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Amount: $37,412. In 2022, the company issued a note payable with a related party in exchange for cash for the purpose of funding continuing operations ("the Related Party Note Payable").

Material Terms: Amount: $37,412. The notes do not accrue interest and are payable at a future date to be determined by management.

OUR SECURITIES

The company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Series Seed-3 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 56,000 of Series Seed-3 Preferred Stock.

Common Stock

The amount of security authorized is 13,501,357 with a total of 8,634,000 outstanding.

Voting Rights

The holders of Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders.

Material Rights

Please see Exhibit F with the Offering Memorandum for further details.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote or written consent (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Articles of Incorporation, as amended) of the holders of shares of capital stock of the Company entitled to vote.

Series Seed-1 Preferred Stock

The amount of security authorized is 162,633 with a total of 162,633 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Please refer to Exhibit F of our Offering Memorandum for more details.

Material Rights

Please note that the Company has not yet filed their Second Amended & Restated Articles of Incorporation (Exhibit F of this offering memorandum). The draft currently attached as Exhibit F will be filed prior to conducting a closing.

Please refer to the Exhibit F of the offering materials to review the full material rights of Series Seed Preferred stock. Below is a summary.

Dividend Rights

The company shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the company in any calendar year (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable original issue price; provided that, if the company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the company, the dividend payable to the holders of Series Seed Preferred Stock pursuant will be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of shares of Series Seed Preferred Stock then outstanding will be entitled to be paid out of the assets of the company available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable original issue price, plus any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant immediately prior to such liquidation, dissolution or winding up of the company. If upon any such liquidation, dissolution or winding up of the company, the assets of the company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock, then the holders of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amount that would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion Rights

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Series Seed Conversion Price for such series of Preferred Stock in effect at the time of conversion. The "Series Seed Conversion Price" per share for each series of the Series Seed Preferred Stock shall initially be equal to the Original Issue Price for such series.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Please refer to Exhibit F of our Offering Memorandum for more details.

Series Seed-2 Preferred Stock

The amount of security authorized is 338,724 with a total of 338,724 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Please refer to Exhibit F of our Offering Memorandum for more details.

Material Rights

Please note that the Company has not yet filed their Second Amended & Restated Articles of Incorporation (Exhibit F of this offering memorandum). The draft currently attached as Exhibit F will be filed prior to conducting a closing.

Please refer to the Exhibit F of the offering materials to review the full material rights of Series Seed Preferred stock. Below is a summary.

Dividend Rights

The company shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the company in any calendar year (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable original issue price; provided that, if the company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the company, the dividend payable to the holders of Series Seed Preferred Stock pursuant will be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of shares of Series Seed Preferred Stock then outstanding will be entitled to be paid out of the assets of the company available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable original issue price, plus any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant immediately prior to such liquidation, dissolution or winding up of the company. If upon any such liquidation, dissolution or winding up of the company, the assets of the company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock, then the holders of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amount that would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion Rights

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Series Seed Conversion Price for such series of Preferred Stock in effect at the time of conversion. The "Series Seed Conversion Price" per share for each series of the Series Seed Preferred Stock shall initially be equal to the Original Issue Price for such series.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Please refer to Exhibit F of our Offering Memorandum for more details.

Series Seed-3 Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Please refer to Exhibit F of our Offering Memorandum for more details.

Material Rights

Please refer to the Exhibit F of the offering materials to review the full material rights of Series Seed Preferred stock. Below is a summary. This Series Seed-3 Preferred Stock holds the same rights, privileges, and restrictions as Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock. Please note that the Company has not yet filed their Second Amended & Restated Articles of Incorporation (Exhibit F of this offering memorandum). The draft currently attached as Exhibit F will be filed prior to conducting a closing.

Dividend Rights

The company shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the company in any calendar year (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable original issue price; provided that, if the company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the company, the dividend payable to the holders of Series Seed Preferred Stock pursuant will be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The "Applicable Original Issue Price" shall mean the Series Seed-1 Original Issue Price, the Series Seed-2 Original Issue Price, as the case may be. The "Series Seed-1 Original Issue Price" shall mean $0.69 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock. The "Series Seed-2 Original Issue Price" shall mean $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-2 Preferred Stock. The "Series Seed-3 Original Issue Price" shall mean $1.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-3 Preferred Stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of shares of Series Seed Preferred Stock then outstanding will be entitled to be paid out of the assets of the company available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable original issue price, plus any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant immediately prior to such liquidation, dissolution or winding up of the company. If upon any such liquidation, dissolution or winding up of the company, the assets of the company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock, then the holders of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amount that would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion Rights

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Series Seed Conversion Price for such series of Preferred Stock in effect at the time of conversion. The "Series Seed Conversion Price" per share for each series of the Series Seed Preferred Stock shall initially be equal to the Original Issue Price for such series.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Please refer to Exhibit F of our Offering Memorandum for more details.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any securities purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing business in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Preferred Series stock in the amount of up to $84,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our platform. Delays or cost overruns in the development of our platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

The Company was formed on August 26, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception.

There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Chief Executive Officer currently splits time between working for Bizfluence and another company

The CEO of Bizfluence (Jacob Davis) currently splits his time between Bizfluence and Net Fusion Marketing as CEO. Mr. Davis' primary full-time job is as CEO of Bizfluence, however, he works part-time on an as-needed basis for Net Fusion Marketing. Mr. Davis' primary focus is on

Bizfluence at this time. Mr. Davis also currently splits his time between Israel and the US. Due to COVID-19 travel restrictions, he has not been able to get to the US as frequently and has had to lead the business remotely. However, the Company's CMO and vendor team are predominantly based in the US.

The Company's Chief Marketing Officer is also the Chief Executive Officer of two other businesses.

The Company's CMO and Director, Yoel (Joel) Wolhendler, is based in New Jersey currently. In addition, Mr. Wolhendler, the Company's CMO, is also the CEO of two additional businesses. He currently spends approximately 35 hours per week on Bizfluence and between 8-15 hours per week on his two other businesses. His main focus is Bizfluence and he plans to continue that focus while the company expands and grows.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on September 9, 2022.

Bizfluence Inc

By   /s/ *Jacob Davis*

     Name: Jacob Davis

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

BIZFLUENCE, INC.

Financial Statements For The Years Ended December 31, 2021 and 2020



Jason M. Tyra CPA PLLC

Independent Auditor's Report

To Management
Bizfluence, Inc.
Austin, TX

We have audited the accompanying financial statements of Bizfluence, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bizfluence, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.



Jason M. Tyra, CPA, PLLC
Dallas, TX
April 29, 2022

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

info@tyracpa.com

www.tyracpa.com

BIZFLUENCE, INC.
BALANCE SHEET
DECEMBER 31, 2021 AND 2020

_____

ASSETS

	2021	2020
CURRENT ASSETS		
Cash	$ 1,258	$ 90,804
TOTAL CURRENT ASSETS	1,258	90,804
TOTAL ASSETS	$ 1,258	$ 90,804

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts Payable	27,999	19,444
TOTAL CURRENT LIABILITIES	27,999	19,444
NON-CURRENT LIABILITIES		
Related Party Notes Payable	5,434	411
TOTAL LIABILITIES	33,433	19,855
SHAREHOLDERS' EQUITY		
Common Stock (10,501,357 shares authorized; 8,634,000 issued; $0.00001 par value)	86	86
Preferred Stock (501,357 shares authorized; 501,357 issued; $0.00001 par value)	5	-
Additional Paid in Capital	617,934	166,993
Retained Deficit	(650,197)	(96,130)
TOTAL SHAREHOLDERS' EQUITY	(32,172)	70,949
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,258	$ 90,804

BIZFLUENCE, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Operating Expense		
Research & Development	261,510	32,057
Legal & Professional	221,415	56,506
Advertising & Marketing	60,525	6,646
General & Administrative	10,159	835
	553,609	96,044
Net Loss from Operations	(553,611)	(96,044)
Other Income (Expense)		
Other Income	1,000	
Interest Expense	(1,458)	(86)
Net Loss	$ (554,067)	$ (96,130)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	8,634,000	8,634,000
Net Loss per share	$ (0.06)	$ (0.01)

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

BIZFLUENCE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (554,067)	$ (96,130)
Change in Accounts Payable	8,555	19,444
Net Cash Flows From Operating Activities	(545,512)	(76,686)
Cash Flows From Financing Activities		
Increase in Additional Paid In Capital	450,941	166,993
Proceeds from Related Party Notes Payable	5,023	411
Issuance of Preferred Stock	5	-
Issuance of Common Stock	-	86
Net Cash Flows From Financing Activities	455,969	167,490
Cash at Beginning of Period	90,804	-
Net Increase (Decrease) In Cash	(89,543)	90,804
Cash at End of Period	$ 1,258	$ 90,804

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

BIZFLUENCE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

| | Common Stock | | Preferred Stock | | Additional Paid | Retained Deficit | Total Shareholders' |
	Number	Amount	Number	Amount	in Capital		Equity
Balance at January 1, 2020		$ -		$ -	$ -	$ -	$ -
Issuance of Stock	8,634,000	86		-	166,993		167,079
Net Loss						(96,130)	(96,130)
Balance at December 31, 2020	8,634,000	$ 86	-	$ -	$ 166,993	$ (96,130)	$ 70,949
Issuance of Stock			501,357	5	450,941		450,946
Net Loss						(554,067)	(554,067)
Balance at December 31, 2021	8,634,000	$ 86	501,357	$ 5	$ 617,934	$ (650,197)	$ (32,172)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Bizfluence, Inc. ("the Company") is a corporation organized under the state of Delaware domiciled in Texas. The Company operates as an online networking platform that connects online influence professionals and aims to help promote their online audience.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2021 of $554,067 and 2020 of $96,130.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise operating capital through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 29, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Other Income

The Company received funding in association with a sponsorship event.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2021 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware domiciled in Texas.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Related Party Notes Payable

In 2020, the company issued a series of notes payable with a related party in exchange for cash for the purpose of funding continuing operations ("the Related Party Notes Payable"). The notes do not accrue interest and are payable at a future date to be determined by management.

NOTE E- EQUITY

Under the Company's original articles of incorporation, the Company authorized 10,000,000 shares of $0.00001 par value Common Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference

Preferred Stock: Preferred shareholders have included dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights. Preferred Stock are convertible into Common Stock at the holder's election.

Preferred shares were issued thought the year of 2021. On January 20, 2022, the Company amended its articles of incorporation to issue 10,501,357 shares of $0.00001 par value Common Stock and 501,357 shares of $0.00001 par value Preferred Stock.

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Common Stock   8,634,000
Preferred Stock   501,357

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 29, 2022, the date that the financial statements were available to be issued.

CERTIFICATION

I, Jacob Davis, Principal Executive Officer of Bizfluence Inc, hereby certify that the financial statements of Bizfluence Inc included in this Report are true and complete in all material respects.

Jacob Davis

CEO